BD 3/12



SECUR 02003573 MMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49116

MAR 07 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lockwood Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Valley Stream Parkway
(No. and Street)

Malvern, PA 19355
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christina McClellan (610) 651-5350
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name — *if individual, state last, first, middle name*)

Two Commerce Squ. Ste 4000 2001 Market Str. Philadelphia 19103
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-26

OATH OR AFFIRMATION

I, Christina McClellan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lockwood Financial Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Gerald Seagrist / Chris McClellan
TREASURER
Signature

Controller & Asst. Treasurer
Title

Michele Gefvert
Notary Public

Notarial Seal
Michele Gefvert, Notary Public
Malvern Boro, Chester County
My Commission Expires July 5, 2005
Member Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lockwood Financial Services, Inc.

Statement of Financial Condition

December 31, 2001

Assets		
Cash	$	6,978,867
Introducing firm deposit		31,208
Receivable from clearing broker		457,031
Other receivables		250,798
Deposits and other assets		365,762
Deferred tax asset		291,000
Property and equipment, net of accumulated depreciation of $99,194		38,334
Total assets	$	8,413,000
Liabilities and stockholder's equity		
Accrued compensation	$	487,982
Due to related parties		665,054
Accounts payable and accrued expenses		519,205
Commissions payable		327,711
Payable to clearing broker		83,823
Total liabilities		2,083,775
Stockholder's equity:		
Capital stock, $251 par value:		251
Authorized shares – 2,000		
Issued and outstanding shares – 1		
Additional paid-in capital		5,975,403
Retained earnings		353,571
Total stockholder's equity		6,329,225
Total liabilities and stockholder's equity	$	8,413,000

See accompanying notes.